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12012154

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2012

Washington, DC
123

SEC FILE NUMBER
8- 46999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STORMHARBOUR SECURITIES LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 EAST 45TH STREET - 33RD FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017-0034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRICK J. CHAPEY JR. 212-905-2505
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (city) NEW YORK (State) 10017-0034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDRICK J. CHAPEY JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STORMHARBOUR SECURITIES LP, as of DECEMBER 31 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE KANAVAL
Notary Public, State of New York
No. 01KA6219349
Qualified in Nassau County
Commission Expires March 22, 2014

M. Kanaval 2/27/12
Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in PARTNERS' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StormHarbour Securities LP

(A Delaware limited partnership)

Statement of Financial Condition
December 31, 2011

pwc

StormHarbour Securities LP

(A Delaware limited partnership)

Statement of Financial Condition

December 31, 2011

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the General and Limited Partner of
StormHarbour Securities LP

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of StormHarbour Securities LP (herein the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
Year Ended December 31, 2011

Assets		
Cash and cash equivalents	$	413,981
Receivable from brokers, dealers and clearing organizations		1,639,976
Deposits with clearing organizations		1,201,248
Securities owned		1,428,749
Trade receivables		735,961
Prepaid expenses		9,776
Accrued interest		2,324
Receivable from parent		1,500,000
Total assets	$	6,932,015
Liabilities		
Payable to brokers, dealers and clearing organizations	$	32,100
Payable to parent		35,983
Total liabilities		68,083
Partners' capital		6,863,932
Total liabilities and partners' capital	$	6,932,015

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

StormHarbour Securities LP (the "Company"), a Delaware limited partnership was formed on April 3, 2009 and is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA").

The Company primarily engages in trading of corporate debt securities, US government securities, asset backed securities and other receivables. The Company acts primarily as an agent or on a riskless principal basis but has also to a lesser extent maintained proprietary positions and has traded for its own account. The Company may also act as an introducing broker that provides brokerage services to both affiliated and nonaffiliated entities. The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule.

The Company was acquired by StormHarbour Partners LP ("SHP"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of the administrative services agreement.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement of condition. Actual results could differ from those estimates.

Securities Transactions
Customer accounts are held by clearing brokers. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated as of year-end exchange rates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned
Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date.

3. Transactions with Related Parties

The company has a receivable from its parent of $1,500,000.

The intercompany transactions are settled through intercompany accounts periodically throughout the year. At December 31, 2011 the Company has an outstanding payable to the parent of $35,983 which is non-interest bearing and has no set maturity date.

During the year ended December 31, 2011, the Company has paid $36,603,688 in the form of draw against Net Cash Flow, as defined in Section 4.2 of the Company's limited partnership agreement.

4. Receivable From and Payable to Clearing Organizations

The Company conducts its transactions through two clearing organizations. As of December 31, 2011, receivable and payable from the clearing organizations totaled $1,639,976 and $32,100, respectively.

5. Deposits Held by Clearing Organizations

Under the terms of the clearing agreements between the Company and the clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing organizations. Should the clearing organizations suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations.

As of December 31, 2011, the Company has recorded no liabilities with regard to this obligation. As of December 31, 2011, the total deposits held at clearing organizations were $1,201,248.

6. Credit and Concentration Risk

The Company is exposed to credit risk for trading receivable from clearing brokers. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments. At December 31, 2011, 100% of the Company's cash and cash equivalents were held at one institution and 100% of the Company's receivables from clearing brokers were held at two institutions.

7. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

	Fair Value Measurements		
	Level 1	**Level 2**	**Level 3**
Assets			
Asset backed securities	$ -	$ -	$ 1,346,034
Equity securities	-	82,714	-

Gains and losses are included within trading revenue of the statement of income.

8. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or 6 $^{2}/_{3}$% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $3,189,446 which was $3,089,446 in excess of its required net capital of $100,000.

9. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

10. Subsequent Events

The Company has evaluated subsequent events from January 1, 2012 through February 28, 2012 and notes that there are no events subsequent to the balance date requiring disclosure.

MIX
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